SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0585R106

(CUSIP Number)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0585R106
1.	Name of Reporting Person Dexia SA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Belgium
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,848,934 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,848,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,848,934
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. G0585R106
1.	Name of Reporting Person Dexia Credit Local S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,848,934 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,848,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,848,934
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%
12.	Type of Reporting Person (See Instructions) BK

CUSIP No. G0585R106
1.	Name of Reporting Person Dexia Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,848,934 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,848,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,848,934
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%
12.	Type of Reporting Person (See Instructions) CO

STATEMENT ON SCHEDULE 13G

Pursuant to the Joint Filing Agreement attached as Exhibit 1 hereto, Dexia SA, Dexia Credit Local S.A. and Dexia Holdings, Inc. are jointly filing this Statement on Schedule 13G with respect to their beneficial ownership of common shares, par value $0.01 per share (the “Common Shares”), of Assured Guaranty Ltd.

Item 1.

(a)	Name of Issuer:
Assured Guaranty Ltd.
(b)	Address of Issuer’s Principal Executive Offices:
30 Woodbourne Avenue Hamilton HM 08 Bermuda
Item 2.
(a)	Name of Person Filing:
Dexia SA Dexia Credit Local S.A. Dexia Holdings, Inc.
(b)	Address of Principal Business Office or, if none, Residence:

Dexia SA Place Rogier 11 B - 1210 Brussels, Belgium
Dexia Credit Local S.A. 1, Passerelle des Reflets Tour Dexia La Défense 2 TSA 92202 92919 La Défense Cedex France
Dexia Holdings, Inc. 445 Park Avenue New York, NY 10022
(c)	Citizenship:
See Item 4 of each cover page.
(d)	Title of Class of Securities:
Common Shares, par value $0.01 per share
(e)	CUSIP Number:
G0585R106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership
(a) Amount Beneficially Owned: 21,848,934
(b) Percent of Class: 13.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 21,848,934*
*Pursuant to a purchase agreement, dated as of November 14, 2008, among Dexia Holdings, Inc., Dexia Credit Local S.A. and Assured Guaranty Ltd., Dexia Holdings, Inc. has agreed that the voting rights with respect to the Common Shares shall be reduced such that they will constitute less than 9.5% of the voting power of all the issued and outstanding Common Shares.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 21,848,934
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009

DEXIA SA
By:	/s/ Michel Buysschaert Name: Michel Buysschaert Title: Authorized Representative

DEXIA CREDIT LOCAL S.A.
By:	/s/ Pascal Poupelle Name: Pascal Poupelle Title: Chief Executive Officer

DEXIA HOLDINGS, INC.
By:	/s/ Guy Cools Name: Guy Cools Title: President, Secretary

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated July 13, 2009, among Dexia SA, Dexia Credit Local S.A. and Dexia Holdings, Inc.